5-1-02




SEC MAIL PROCESSING
RECEIVED
MAY 10 2002
WASH. D.C. 155 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May, 2002

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant's Name into English)

3 Hagalim Boulevard • Herzlia 46725 • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

Attached hereto as Exhibit (1) is a press release of the registrant, dated May 8, 2002, announcing the registrant's stock repurchase.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)



By: ________________________
Dan Goldstein
Chairman of the Board

Dated: May 9, 2002

EXHIBIT INDEX

(1) Press release, dated May 8, 2002.

Exhibit (1)

FOR IMMEDIATE RELEASE

Contact: **Dan Goldstein, Chairman, Formula Systems (1985) Ltd.**
011-972-9-959-8800

Dennis S. Dobson Inc. for Formula Systems (1985) Ltd.
203-255-7902

FORMULA ANNOUNCES REPURCHASE OF 74,766 ORDINARY SHARES.

Herzliya, Israel, May 8, 2002 — Formula Systems (1985) Ltd., (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, today announced that it repurchased 74,766 of its ordinary shares in the open market last week.

Dan Goldstein, Chairman and Chief Executive Officer of Formula, said, "We at Formula have confidence in our company and in our industry. We are convinced of the long term success of our company, and believe that this stock repurchase is in the best interests of our shareholders."

Formula may purchase additional ordinary shares in the future from time to time, depending on market conditions and other factors.

Formula Systems (1985) Ltd. (NASDAQ: FORTY):

Formula Systems (1985) Ltd., is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, dependence on strategic partners, integration of new business, successful implementation of Formula's products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward looking statement.